LETTERHEAD OF CLIFFORD CHANCE US LLP






                                               Stuart M. Strauss
                                               Partner

                                               DIRECT TEL  +1 212 878 4931
                                               DIRECT FAX  +1 212 878 8375
                                               stuart.strauss@cliffordchance.com




August 17, 2005

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  PowerShares Exchange-Traded Fund Trust
     (File Nos. 333-102228 and 811-21265)

Dear Mr. Sandoe:

Thank you for your telephonic comments regarding the registration statement on Form N-1A (the "Registration Statement") for the PowerShares Zacks Micro Cap Portfolio (the "Fund"), a separate exchange-traded index fund of the PowerShares Exchange-Traded Fund Trust (the "Trust"), filed with the Securities and Exchange Commission (the "Commission") on June 23, 2005. Below, we describe the changes we have made to the Registration Statement in response to the staff's comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Trust's Registration Statement. These changes will be reflected in Post-Effective Amendment No. 38 to the Trust's Registration Statement, which will be filed on EDGAR.

                                   Prospectus

PowerShares Zacks Micro Cap Portfolio--Investment Objective, Strategies and Risks--Index Construction, page 6

     Comment 1. Please replace the word "change" in 4. with the word "removal."

          Response 1: The disclosure has been revised accordingly.

PowerShares Zacks Micro Cap Portfolio--Index Construction, page 6

     Comment 2. Please note when the Fund will be rebalanced.

          Response 2: We have included the requested disclosure.

PowerShares Zacks Micro Cap Portfolio--Principal Risks of Investing in the Fund--Micro Cap Company Risk, page 7

     Comment 3. Please revise the second sentence of this section to remove the disclosure that states that micro cap stocks may offer greater opportunity for capital appreciation than the stocks of larger and more established companies.

          Response 3: The disclosure has been revised accordingly.

PowerShares Zacks Micro Cap Portfolio--Fee Table, page 8

     Comment 4. Please revise the disclosure to note that the expenses borne by the Adviser are subject to reimbursement by the Fund up to three years from the date that the fee or expense was incurred or, alternatively, provide a FAS 5 analysis, specifically noting the facts and circumstances relating to the five year expense reimbursement.

          Response 4: The disclosure has been revised to note that the expenses borne by the Adviser are subject to reimbursement by the Fund up to three years from the date that the fee or expense was incurred.

Management of the Fund, page 11

     Comment 5. Please note how long Mr. Southard has been with the Fund in addition to the disclosure that states how long he has been with the Adviser.

          Response 5: We have included the requested disclosure.

     Comment 6. Please include disclosure in the prospectus that states that the discussion of the approval of the investment advisory agreement is available in the Trust's Semi-Annual or Annual Report.

          Response 6: Because the Fund is a new portfolio of the Trust, the discussion of the approval of the investment advisory agreement has not been included in the Trust's Semi-Annual or Annual Report. Therefore, at this time the discussion of the approval of the investment advisory agreement will be appropriately included in the Fund's Statement of Additional Information.

Net Asset Value, pages 16 and 17

     Comment 7. Please include a discussion of the specific circumstances under which price quotations would not be readily available.

          Response 7: We have included the requested disclosure.

                       Statement of Additional Information

Management, page 10

     Comment 8. Please list the term of office of each of the Trustees.

          Response 8: We have included the requested disclosure.

Management, page 12

     Comment 9. Please include the dollar range of equity securities held by each Trustee in the Fund, in addition to the dollar range of equity securities held by each Trustee in the Trust.

          Response 9: We have included the requested disclosure.

Portfolio Manager, page 13

     Comment 10. Please confirm that the portfolio manager disclosure included in the Statement of Additional Information complies with the requirements of Item 15(b) of Form N-1A.

          Response 10: We believe that the current portfolio manager disclosure included in the Fund's Statement of Additional Information complies with the requirements of Item 15(b) of Form N-1A.

Portfolio Holdings Policy, page 20

     Comment 11. Identify each entity with which the Trust has an ongoing policy to disclose portfolio holdings; who authorizes the disclosure of portfolio holdings; who is responsible for the oversight and monitoring of the disclosure; who ensures that third parties comply with existing agreements; and note that this disclosure is in the best interests of the Trust's shareholders.

          Response 11: The current disclosure states that the Fund's portfolio holdings are publicly disseminated each day that the Fund is open for business. Therefore, we respectfully acknowledge your comment, but believe that the current disclosure is appropriate.

                                      * * *

     In addition, we are authorized by our client to acknowledge the following on its behalf:

     o    the  action  of  the   Commission   or  the  staff  in  declaring  the
          Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

     o the action of the Commission or the staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

     o the Trust may not assert the action of the Commission or the staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Allison
M. Harlow at (212) 878-4988. Thank you.


Sincerely yours,

/s/ Stuart M. Strauss

Stuart M. Strauss